Exhibit 21.1

Principal Subsidiaries and Affiliated Entity of The9 Limited

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
GameNow.net (Hong Kong) Limited	Hong Kong
China The9 Interactive Limited	Hong Kong
New Star International Development Limited	Hong Kong
9City Asia Limited	Hong Kong
Red 5 Studios, Inc.	Delaware, USA
China Crown Technology Limited	Hong Kong
Hui Ling Computer Technology Consulting (Shanghai) Co., Ltd	China
Jiu Tuo (Shanghai) Information Technology Ltd.	China
Shanghai Jiugang Electronic Technology Co., Ltd.	China

Consolidated affiliated entity and its subsidiary

Name of Consolidated Affiliated Entity and its Subsidiary	Jurisdiction of Incorporation
Shanghai The9 Information Technology Co., Ltd.	China